SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                          THE FRANCE GROWTH FUND, INC.
                       (Name of Subject Company (Issuer))

                          THE FRANCE GROWTH FUND, INC.
                  (Name of Filing Persons (Offeror and Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    35177K108
                                      CUSIP
                      (CUSIP Number of Class of Securities)

                             Steven M. Cancro, Esq.
                          Vice President and Secretary
                          The France Growth Fund, Inc.
                                666 Third Avenue
                          New York, New York 10017-4011
                                (646) 658 - 3663
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:
                              Ernest V. Klein, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

                                  -------------

                            CALCULATION OF FILING FEE

=============================================== ===============================
Transaction Valuation                                 Amount of Filing Fee
---------------------                                 --------------------
----------------------------------------------- --------------------------------
$35,069,160(1)                                             7,013.83(2)
=============================================== ===============================

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer, 3,018,000, and (b) the price offered per Share (equal to a price of $11.62 which represents 98% of the net asset value per share of $11.86 on January 26,
     2001).

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:       $7,013.83
             Form or Registration No.:     Schedule TO
             Filing Party:                 The France Growth Fund, Inc.
             Date Filed:                   January 31, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|      third-party tender offer subject to Rule 14d-1.

         |X|      issuer tender offer subject to Rule 13e-4.

         |_|      going-private transaction subject to Rule 13e-3.

         |_|      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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


                             INTRODUCTURY STATEMENT

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 31, 2001 (the "Schedule TO"). The Schedule TO relates to an offer by The France Growth Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 3,018,000 of the Fund's issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), upon the terms and subject to the conditions contained in the Offer to Purchase, dated January 31, 2001, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached hereto as Exhibit 12(a)(1)(i) and Exhibit 12(a)(1)(ii), respectively. Except as expressly noted below, the disclosure in the Offer to Purchase that was incorporated by reference into the Schedule TO in response to the items referenced below continues to be incorporated by reference into the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

     Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

          The Offer expired at 12:00 midnight Eastern time on February 28, 2001. The net asset value per Share as of the close of the regular trading session of the New York Stock Exchange on February 28, 2001 was $10.88. The purchase price for the Offer is $10.6624 per Share, which represents 98% of the net asset value per Share as of the close of the regular trading session of the New York Stock Exchange on February 28, 2001. The Fund will provide information on the number of Shares tendered in the Offer, the number of Shares which were accepted by the Fund and the percentage of Shares tendered by each tendering shareholder which were accepted by the Fund for payment, as soon as that information is available.

ITEM 12.

     On March 1, 2001, the Fund issued the press release filed as Exhibit 12(a)(8) hereto relating to the expiration of the Offer. The information contained in the press release is incorporated by reference into this Schedule TO.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          THE FRANCE GROWTH FUND, INC.

                          /s/  Steven M. Cancro
                          ----------------------
                          Name:  Steven M. Cancro
                          Title:  Vice President and Secretary of the Fund


Dated:  March 1, 2001

                                  EXHIBIT INDEX



EXHIBIT                      DESCRIPTION
------                       -----------
12(a)(1)(i)*                Offer to Purchase, dated January 31, 2001.

12(a)(1)(ii)*               Form of Letter of Transmittal.

12(a)(1)(iii) *             Form of Notice of Guaranteed Delivery.

12(a)(1)(iv)*               Form of Letter to Brokers, Dealers, Commercial
                            Banks, Trust Companies and Other Nominees.

12(a)(1)(v)*                Form of Letter to Clients of Brokers, Dealers,
                            Commercial Banks, Trust Companies and Other
                            Nominees.

12(a)(6)*                   Press release issued on December 18, 2000.

12(a)(7)*                   Press release dated January 31, 2001.

12(a)(8)                    Press release dated March 1, 2001.

12(d)*                      Memorandum of Understanding between the Fund
                              and Bankgesellschaft Berlin AG dated January 30, 2001.

------------------------------

*        Previously filed.
                                      -5-